Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterPrivate Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 10, 2019

CIK No. 0001789029

Ladies and Gentlemen:

On behalf of InterPrivate Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 6, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

Proposed Business, page 45

2.	We note you disclose the relationship with the InterPrivate platform as one of your competitive strengths. Please explain clearly what you mean by the InterPrivate platform.

We have revised the disclosure on page 45 of the Registration Statement as requested.

3.	Please provide expanded disclosure of the relationship between InterPrivate and the family offices you reference, including the nature of the family offices and the extent of such relationship.

We have revised the disclosure on page 47 of the Registration Statement as requested.

Management, page 62

4.	Please ensure that the information in this section regarding management's background is balanced, with equally prominent discussion of any management experience with similar transactions or business initiatives that generated losses for investors or that were not completed.

We have revised the disclosure on pages 1 and 46 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Ahmed M. Fattouh